05035575

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AM 3-22-2005*

ANNUAL AUDITED REPORT FORM X-17a-5

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- ~~39399~~ 39399

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commerzbank Capital Markets Corporation
[redacted]

Official Use Only
Firm ID. NO.

SEC MAIL RECEIVED PROCESSING SECTION MAR 2005 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Downey (212) 703-4040
(Area Code – Telephone No.)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL
E

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)
PricewaterhouseCoopers LLP

300 Madison Avenue	New York	New York	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

☐
☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/23/05

Oath or Affirmation

State of New York)
) ss:
County of New York)

We, the undersigned, officers of Commerzbank Capital Markets Corporation, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of December 31, 2004 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as an allied member of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of December 31, 2004 will promptly be made available to Commerzbank Capital Markets Corporation's members or allied members whose signatures do not appear below.

Bernd Loewen
Managing Director

Mark G. Downey
Senior Vice President

Subscribed and sworn to before me
This 25th day of February 2005.

BARBARA D. STEWART
Notary Public, State of New York
Registration #01ST6046117
Qualified In Nassau County
My Commission Expires 08/07/06

Barbara D. Stewart

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

As of December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation (a Delaware corporation wholly-owned by Commerzbank AG, a German bank) ("the Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 25, 2005

Commerzbank Capital Markets Corporation
Statement of Financial Condition
December 31, 2004
(in thousands)

Assets	
Cash and cash equivalents	$ 1,261
Securities owned, at market value	93,590
Securities segregated under federal and other regulations	19,675
Securities purchased under agreements to resell	5,637,316
Securities borrowed	5,530,545
Receivable from customers and non-customers	2,018
Receivable from brokers, dealers and clearing organizations	519,184
Furniture and fixtures and leasehold improvements, (at cost less accumulated depreciation of $14,303 and amortization of $4,321)	6,923
Other assets	79,012
Total assets	$ 11,889,524
Liabilities and Stockholders' Equity	
Bank loans payable	$ 37,824
Securities sold under agreements to repurchase	11,233,074
Securities loaned	133,287
Payable to customers and non-customers	46,578
Payable to brokers, dealers and clearing organizations	24,733
Securities sold but not yet purchased, at market value	49,873
Other liabilities	55,298
	11,580,667
Subordinated liabilities	115,000
Stockholders' equity	193,857
Total liabilities and stockholders' equity	$ 11,889,524

The accompanying notes are an integral part of this financial statement.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the National Association of Securities Dealers, Inc. The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is trading as well as providing investment services to its customers and affiliates.

2. Significant Accounting Policies

Securities transactions are recorded on a trade date basis. Securities owned and securities sold not yet purchased are stated at quoted market values. Security transactions under agreements to resell and repurchase are all collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in their respective agreement. Accrued interest is included in other assets and liabilities. Securities purchased under agreements to resell of $19,675,000 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Financial instruments and derivative financial instruments are carried at estimated fair value.

Stock borrow and stock loan transactions are carried at contract amount. Accrued interest is included in other assets and liabilities.

Furniture and fixtures are depreciated on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases to which they relate.

Cash and cash equivalents consist of cash and overnight deposits with an original maturity of three months or less.

Assets and liabilities in foreign currencies are translated at closing rates of exchange at December 31, 2004.

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

In the normal course of business, the Company executes and clears securities transactions on behalf of and through its Parent and affiliated entities.

Amounts resulting from these and other transactions, at December 31, 2004, which are included in cash and cash equivalents, securities purchased under agreements to resell, securities borrowed, receivable from customers, other assets, bank loans payable, securities sold under agreements to repurchase, securities loaned, payable to customers, and other liabilities totaled approximately $102,000, $125,235,000, $60,631,000, $2,016,000, $13,676,000, $13,514,000, $888,313,000, $30,317,000, $31,000 and $1,723,000, respectively.

See Note 6 for additional related party disclosure.

4. Securities Owned and Securities Sold But Not Yet Purchased

On December 31, 2004, securities consisted of the following (in thousands):

	Securities Owned	Securities Sold But Not Yet Purchased
Investment grade bonds	$ 91,032	$ -
Mutual funds	2,558	-
U.S Government and agency securities	-	49,873
	$ 93,590	$ 49,873

5. Employee Benefit Plans

The Company maintains an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

6. Subordinated Liabilities

The liabilities subordinated to the claims of general creditors of the Company are approved by the NYSE for inclusion as equity by the Company in computing net capital under the SEC's Uniformed Net Capital Rule.

a. The $35,000,000 subordinated loan from a subsidiary of the Parent (and a stockholder) is due February 19, 2008 and bears interest at rates based on the London Interbank Offered Rates. The interest rate in effect at December 31, 2004 was 2.450%.

b. The $80,000,000 revolving note and cash subordinated agreement from the Parent is due October 25, 2005, and bears interest at rates based on the London Interbank Offering Rates. The interest rate in effect at December 31, 2004 was 3.270%.

7. Bank Loans Payable

Bank loans payable consist of a $24,310,000 unsecured overnight loan and a $13,514,000 overdraft. The unsecured overnight loan is with an external bank lender and bears interest at a fixed rate of 2.375% at December 31, 2004. The overdraft is with the Company's Parent, Commerzbank AG.

8. Income Taxes

The Company files Federal, State and local tax returns.

At December 31, 2004, the Company had a deferred tax asset of $5,804,000 recorded in other assets on the statement of financial condition.

9. Net Capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the NYSE. At December 31, 2004, the Company had net capital of $264,447,000 which was $262,816,000 in excess of the required minimum of $1,631,000.

10. Commitments and Contingent Liabilities

The Company is contingently liable for letters of credit deposited with the Options Clearing Corporation and the National Securities Clearing Corporation in the aggregate face amount of $5,250,000 of which no amount was utilized at December 31, 2004.

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. At December 31, 2004 the future minimum rental commitments under these lease agreements, which expire in 2013 are as follows (in thousands):

Years ending December 31,	Minimum Rentals
2005	$ 3,976
2006	3,900
2007	3,900
2008	3,965
2009	4,290
Thereafter	16,445
	$ 36,476

11. Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk in the event that counterparties are unable to fulfill their contracted obligations.

The Company may be exposed to a risk of loss not reflected on the statement of financial condition for securities sold but not yet purchased should the value of such securities rise. The Company monitors such off-balance sheet risk and takes appropriate action to reduce such risks as required.

For transactions in which the Company extends credit to others, the Company seeks to control risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers and foreign affiliates. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary. Customer collateral is not included in the statement of financial condition.

The Company's policy is to take possession of securities purchased under an agreement to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in their respective agreement.

The Company may enter into forward repurchase and reverse repurchase transactions. The Company had no open forward repurchase or reverse repurchase transactions at December 31, 2004.

The Company also enters into financial futures transactions and options on futures in order to reduce its exposure to market, currency, and interest rate risk in connection with its normal trading activities. These financial instruments represent legal contracts to buy and sell a specified quantity of financial instruments at specified price with delivery and settlement at a specified future date. Option contracts convey the right to buy (call) or sell (put) a financial instrument at a predetermined price. For written options contracts, the writer receives a premium in exchange for bearing the risk of unfavorable changes in the underlying financial instrument or currency. These financial instruments are entered into for trading purposes.

Risk arises in financial futures contracts from the possible inability of counterparties to meet the terms of these contracts and from movements in interest rates. Credit risk associated with the contracts is limited to amounts recorded in the statement of financial condition. The notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk.

The Company has also entered into interest rate swaps to reduce its exposure to interest rate risk. At December 31, 2004 the Company has outstanding interest rate swaps with its Parent with an aggregate notional value of $30,000,000 and a negative fair value of $1,064,000.

12. Securities Pledged

At December 31, 2004, the Company had approximately $12,779,603,000 and $5,530,545,000 of collateral pledged to it by others under securities purchased under agreements to resell transactions and securities borrow transactions, respectively. Of this amount, approximately $17,881,807,000 has been rehypothecated under securities sold under agreements to repurchase transactions, $132,777,000 under securities loaned transactions and $95,366,000 has been deposited at clearing organizations.

13. Restructuring

Commerzbank AG.'s Board of Directors have decided to restructure the securities segment of its business including Commerzbank Capital Markets Corporation by reducing exposure to proprietary securities trading. As a result of this decision, the Company has eliminated several of its proprietary trading desks within the fixed income and equity securities business groups. Infrastructure personnel support has been reduced accordingly to align with the remaining business groups.

The Company expects this restructuring to be substantially completed during 2005.

Due to the reduction of proprietary trading within the equity securities area, the Company is currently in the process of withdrawing as a member from the New York Stock Exchange and designating the National Association of Securities Dealers as the self-regulatory examination body.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors of Commerzbank
Capital Markets Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Commerzbank Capital Markets Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005